UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


09012783

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 0-3279

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Kimball International, Inc. Retirement Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Kimball International, Inc.
1600 Royal Street
Jasper, Indiana 47549

Kimball International, Inc.
Retirement Plan

Financial Statements as of June 30, 2009
and 2008, and for the Year Ended June 30, 2009,
Supplemental Schedule as of June 30, 2009, and
Report of Independent Registered Public
Accounting Firm

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

TABLE OF CONTENTS

NOTE: Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Retirement Advisory Committee of
Kimball International, Inc. Retirement Plan
Jasper, Indiana

We have audited the accompanying statements of net assets available for benefits of the Kimball International, Inc. Retirement Plan (the "Plan") as of June 30, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended June 30, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2009 and 2008, and the changes in net assets available for benefits for the year ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of June 30, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Indianapolis, Indiana
December 18, 2009

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF JUNE 30, 2009 AND 2008

	2009	2008
ASSETS:		
Investments — at fair value:		
Mutual funds	$ 233,968,337	$306,671,359
Common/collective fund	32,263,518	26,122,744
Kimball stock fund	2,533,889	2,901,857
Participant loans	6,441,676	6,522,038
Total investments	275,207,420	342,217,998
Receivable from (payable to) Kimball International, Inc.	(271,814)	5,593,196
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	274,935,606	347,811,194
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INTEREST IN COMMON COLLECTIVE TRUST RELATING TO FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	421,789	(197,657)
NET ASSETS AVAILABLE FOR BENEFITS	$ 275,357,395	$347,613,537

See notes to financial statements.

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED JUNE 30, 2009

ADDITIONS:	
Contributions:	
Participant	$ 10,340,995
Other	7,077
Total contributions	10,348,072
Interest paid and dividends	9,775,981
Total additions	20,124,053
DEDUCTIONS:	
Net depreciation in fair value of investments	65,329,309
Benefits paid to participants or their beneficiaries	26,586,074
Administrative expenses	147,777
Forfeitures payable to employer	317,035
Total deductions	92,380,195
NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(72,256,142)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	347,613,537
End of year	$275,357,395

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the Kimball International, Inc. Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was established effective January 1, 1952.

General — The Plan is a defined contribution retirement plan covering all eligible employees of Kimball International, Inc. and its participating affiliates (the "Company"). Employees are generally eligible to participate immediately upon employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Securities Act of 1974 (ERISA), as amended.

The governing body for administration of the Plan is the Kimball International, Inc. Retirement Advisory Committee. The trustee for the Plan is The Vanguard Group, Inc. (the "Trustee").

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with his or her contributions, investment income and an allocation of Company discretionary contributions, and charged with withdrawals and investment losses. Allocations of the Company's discretionary contributions are based on the ratio of compensation paid to the participant to total compensation paid to all participants.

Contributions — Participants may elect to contribute up to 25% of their compensation subject to certain limitations. Employees are automatically enrolled in the Plan with a 3% payroll deduction unless the employee submits notice to Vanguard to decline participation or change the contribution percentage. The Plan provides for the Company to contribute, at its discretion, an amount not to exceed the maximum amount allowable as a deduction to the Company for federal income tax as provided in Code Section 404(a). Discretionary contributions are authorized by the Company's Compensation and Governance Committee of the Board of Directors. No discretionary Company contribution was earned in fiscal year 2009. Participants may direct the investment of their contributions, and the Company's discretionary contributions, into various investment options offered by the Plan. Currently, the Plan offers 11 mutual funds, one common collective trust fund, and Company stock ("Kimball stock fund") as investment options for participants.

The Kimball stock fund is a unitized stock fund. The purpose of a unitized stock fund is to permit participants to initiate interfund transfers on any given day without the market risk of settlement delays. The assets of the fund consist primarily of Company common stock and cash necessary to meet daily liquidity requirements.

Each participant is entitled to exercise voting rights attributable to the shares of the Company allocated to their account. The Trustee notifies the participant prior to the time that such rights are to be exercised. For shares for which instructions have not been given by a participant, the Trustee will vote these shares by allocating the nondirected votes in proportion to the voting of shares for which participant direction was received.

Vesting — Participants are immediately vested in their contributions plus actual earnings or losses thereon. Employer contributions become fully vested upon a participant's attainment of age 65 or upon meeting early retirement age provisions as defined in the Plan, death while an employee, a complete discontinuance of contributions under the Plan, or upon partial or full termination of the Plan. Otherwise, the participant's vested interest in employer contributions and allocated amounts of investment income or loss, if any, is based upon years of service in the following table.

Full Years of Credited Service	Percentage Vested Interest
Fewer than 1	0%
1 but fewer than 2	10
2 but fewer than 3	20
3 but fewer than 4	40
4 but fewer than 5	60
5 or more	100

Forfeitures — Any amount forfeited by participants is generally used to reduce employer discretionary contributions. Forfeited nonvested accounts totaled $271,814 and $374,853 as of June 30, 2009 and 2008, respectively. At June 30, 2009, the Plan has a payable to the Company of $271,814, which will be used in the future to offset the funding of employer contributions.

Benefits — Upon termination of employment, a participant may elect to receive a lump sum distribution equal to the value of the participant's vested interest in his or her account. Upon the death of a participant, his or her beneficiary receives the value of the vested interest in his or her account as a lump sum distribution. In-service withdrawals from a participant's account are limited to financial requirements meeting the hardship provisions of the Plan, attainment of age 59 ½, or through borrowings under the loan provisions of the Plan. Additionally, a participant who has 5 years of service and has attained age 55 may request an in-service distribution of their Company contribution balance.

Participant Loans — Participants may borrow from their accounts at a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance (subject to the provisions of the Plan). Each participant must be an active employee and may have only one loan outstanding from the Plan at any time. Loans are to be repaid over a term not to exceed five years, or ten years for the purchase of a primary residence.

The loans are secured by the balance in the participant's account and bear a fixed interest rate, which is generally prime plus 2% as determined on the first business day of the quarter during which the loan is made. Interest rates ranged from 5.25% to 10.25% as of June 30, 2009. Principal and interest are paid ratably through payroll deductions.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan invests in various securities including shares of mutual funds, a common collective trust fund and corporate stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Recognition — The Plan's investments in mutual funds are stated at fair value and are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The unitized company stock fund is comprised of the underlying company stock (Kimball International, Inc. Class B Common Stock) and a short-term cash component which provides liquidity for daily trading. The unit value of the fund is derived primarily from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments. The common collective fund is valued, by the issuer, at the fair market value of the underlying investments, and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances, which approximates fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Vanguard Retirement Savings Trust ("Trust"), a common collective fund, is a stable value fund that invests in investment contracts issued by banks and insurance companies, and in corporate bonds, mortgage-backed securities, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The statements of net assets available for benefits present the Trust at fair value, as well as an additional line item showing an adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The existence of certain conditions may limit the Trust's ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or Plan, tax disqualification of the Trust or Plan, and certain Trust amendments if issuers' consent is not obtained. In general, issuers may terminate a contract and settle at other than contract value under very limited circumstances, such as if there is a change in the qualification status of the participant, employer, or Plan, a breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. As of June 30, 2009, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable. There are no reserves against contract value for credit risk of contract issuers or for any other reason.

Payment of Benefits — Benefit payments are recorded when paid.

Administrative Expenses — Expenses to administer the Plan are paid by the Company. In fiscal years when company contribution is earned, the Company is reimbursed by netting expenses paid against the discretionary Company contribution. Certain loan, hardship withdrawal determination and fund administration fees are paid from the individual participant accounts.

Subsequent Events — Potential subsequent events have been evaluated through December 18, 2009, which is the date these financial statements were available to be issued.

Adoption of New Accounting Guidance — In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162* (FAS 168). This standard establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles generally accepted in the United States of America (U.S. GAAP) recognized by the FASB. The Codification does not change current U.S. GAAP but is intended to simplify user access to all authoritative U.S. GAAP by providing all literature related to a particular topic in one place. All existing accounting standard documents will be superseded. FAS 168 will be effective as of the beginning of the Plan's fiscal year 2010, and its adoption is not expected to have an impact on the Plan's financial statements.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events* (FAS 165). FAS 165 incorporates existing guidance into the accounting literature for the accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued. In addition, the standard requires disclosure of the date through which subsequent events have been evaluated. FAS 165 became effective as of the end of the Plan's fiscal year 2009, and the required disclosure has been provided in Note 2 Summary of Accounting Policies of Notes to Financial Statements. The adoption did not have a material effect on the Plan's financial statements.

In October 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active*, (FSP FAS 157-3). This FSP clarifies the application of FAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. Additionally, in April 2009 the FASB issued FSP FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*. This FSP provides guidelines for determining the fair values when there is no active market or where the price inputs being used represent distressed sales and requires additional disclosure of fair value by major security types. The staff positions were applied to the Plan's fiscal year 2009 financial statements and did not have a material impact.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, (FAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 is only applicable to existing accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. The provisions of FAS 157 were effective for the Plan as of July 1, 2008, however, the FASB deferred the effective date of FAS 157 until the beginning of the Plan's fiscal year 2010 as it relates to fair value measurement requirements for non-financial assets and liabilities that are not measured at fair value on a recurring basis. Accordingly, the Plan adopted FAS 157 for financial assets and liabilities measured at fair value on a recurring basis at July 1, 2008 (See Note 4).

3. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

4. FAIR VALUE MEASUREMENTS

The fair value framework as established in FAS 157 requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1 — Unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2 — Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3 — Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

Financial Instruments Recognized at Fair Value — The following methods and assumptions were used to measure fair value:

Financial Instrument	Valuation Technique/Inputs Used
Mutual Funds	Market — Valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year end.
Common Collective Fund	Market — Valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding.
Company Stock Fund	Market — The unitized employer stock fund is comprised of Class B Common Stock of Kimball International Inc. and short-term cash investments. The unit value of the fund is derived primarily from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.
Participant Loans	Cost — Valued at outstanding loan balances, which approximates fair value.

As of June 30, 2009, the fair values of investment assets measured at fair value on a recurring basis are categorized as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Mutual Funds	$233,968,337	$ -	$ -	$ 233,968,337
Common Collective Fund		32,263,518		32,263,518
Company Stock Fund		2,533,889		2,533,889
Participant Loans			6,441,676	6,441,676
Total assets at fair value	$233,968,337	$ 34,797,407	$ 6,441,676	$ 275,207,420

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 investment assets for the year ended June 30, 2009:

	Participant Loans
Balance at July 1, 2008	$ 6,522,038
Purchases, sales, issuances and settlements (net)	(80,362)
Balance at June 30, 2009	$ 6,441,676

There were no changes in the Plan's valuation techniques or inputs used to measure fair values on a recurring basis as a result of adopting FAS 157.

5. INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits, at fair value, as of June 30, 2009 and 2008, are as follows:

	2009	2008
Vanguard LifeStrategy Growth Fund	$ 27,194,264	$ 36,842,798
Vanguard 500 Index Fund	21,106,982	28,950,046
Vanguard Retirement Savings Trust	32,263,518	26,122,744
Vanguard Total Bond Market Index Fund	31,125,874	30,010,068
Vanguard LifeStrategy Moderate Growth Fund	86,348,666	117,255,369
Vanguard Windsor II Fund	12,582,589	17,851,595

During the year ended June 30, 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(64,723,284)
Kimball stock fund	(606,025)
Net depreciation in fair value of investments	$(65,329,309)

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are mutual and common collective funds which are managed by The Vanguard Group, Inc., the trustee for the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions.

Additionally, the investment transactions involving the Company's common stock qualify as party-in-interest transactions. At June 30, 2009 and 2008, the Plan held approximately 406,072 and 350,000 shares, respectively, of common stock of Kimball International, Inc., the sponsoring employer, with a cost basis of $4,429,105 and $4,441,792, respectively. During the year ended June 30, 2009, the Plan recorded dividend income of $154,890.

7. TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated August 7, 2007, that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to Form 5500:

	2009	2008
Net assets available for benefits, per the financial statements	$275,357,395	$347,613,537
Adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive investment contracts	(421,789)	197,657
Assets available for benefits, per Form 5500	$274,935,606	$347,811,194

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to Form 5500:

	2009
Net decrease in net assets available for benefits, per the financial statements	$(72,256,142)
Change in adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive investment contracts	(619,446)
Net loss per Form 5500	$(72,875,588)

* * * * * *

SUPPLEMENTAL SCHEDULE

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

EIN: 35-0514506
PN: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2009

	Identity of Issue, Borrower, or Similar Party	Current Value
	MUTUAL FUNDS:	
	American Funds Growth Fund	$ 10,416,742
	Artisan Small Cap Value Fund	10,166,575
*	Vanguard 500 Index Fund	21,106,982
*	Vanguard Explorer Fund	7,111,847
*	Vanguard International Growth Fund	12,261,878
*	Vanguard LifeStrategy Conservative Growth Fund	9,634,839
*	Vanguard LifeStrategy Growth Fund	27,194,264
*	Vanguard LifeStrategy Income Fund	6,015,453
*	Vanguard LifeStrategy Moderate Growth Fund	86,348,666
*	Vanguard Prime Money Mkt	2,628
*	Vanguard Total Bond Market Index Fund	31,125,874
*	Vanguard Windsor II Fund	12,582,589
	Total mutual funds	233,968,337
*	COMMON COLLECTIVE FUND — Vanguard Retirement Savings Trust	32,263,518
*	CORPORATE STOCK — Kimball Stock Fund	2,533,889
*	PARTICIPANT LOANS — Participant loans — interest rates ranging from 5.25% to 10.25% and mature at various dates in fiscal years through 2018	6,441,676
	TOTAL	$275,207,420

* Denotes party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBALL INTERNATIONAL, INC.
RETIREMENT PLAN

By: 

JOHN H. KAHLE
Member, Retirement Plan Advisory Committee

Date: December 18, 2009

Kimball International, Inc. Retirement Plan
Exhibit Index

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, Dated December 18, 2009

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-56048 of Kimball International, Inc. on Form S-8 of our report dated December 18, 2009, on the financial statements and supplemental schedule appearing in the Annual Report on Form 11-K of the Kimball International, Inc. Retirement Plan for the year ended June 30, 2009.

Deloitte & Touche LLP

Indianapolis, Indiana
December 18, 2009